La ciudad de los archivos, Oaxaca, Mexico Ricardo Naya CEMEX Mexico Exhibit 4

Record-high EBITDA in local currency in 2018 3% 37.0% 2017 2018 Like-to-like 2018 Var. cost & dist. Fixed cost & other EBITDA margin EBITDA variation ($ M) 35.6% 5% -1.4 pp 1,145 129 113 58 11 23 1,199 1,176 -1.1 pp from product mix effect

Solid performance in spite of slow moving demand 1) Domestic gray cement Cement1 (M tons) EBITDA evolution ($ M) +4% -4% +1%

Challenging outlook in short run, with upside potential Formal Housing Self- Construction Industrial & Commercial Infrastructure Delays in rollout of new housing program and regulations are slowing down social housing demand Stable mortgage offer from public and private sectors Steady job creation and increase in minimum wage Consumer confidence at historic highs Natural slowdown in first year of federal government Potential upside from new government priority projects Continued growth in commercial and tourism sectors Manufacturing activity slowdown 25% 35% 25% 15% Sector Weight

Management focusing on key levers Pricing strategy Commercial growth strategy Step up momentum and recoup input cost inflation Rigorous cost containment efforts A Stronger CEMEX Increase revenues and explore new business opportunities Agile and flawless execution

Continue executing disciplined pricing strategy in 2019


Cement
(LC/ton)
+18%
+16%
+3%
'15
'16
'17
'18
Ready-mix
(LC/m3)
+8%
+10%
+8%
'15
'16
'17
'18
Aggregates
(LC/ton)
+7%
+11%
+8%
'15
'16
'17
'18

CEMEX DAY 2019

A Stronger CEMEX initiatives already in place Low-cost sourcing Identified savings ($ M)

Important efficiency gains underway Clinker factor (%) Production & supply chain optimization Optimize logistics Rationalize warehouse network Rebalance production capacity ‘16 ‘17 ‘18 ‘19 Mid term 73.9 71.0 73.3 65.0 ‘16 ‘17 ‘18 ‘19 Mid term > < Alternative fuel substitution (%)

An evolving strategy supported by digital technology to achieve a superior customer experience A revitalized and high performing organization Expand revenue opportunities from core value offers Innovate products & digital models to serve customers The customer always at the center Increase cross-selling Monetize value offers Superior employee experience Digital enablement From salesman to expert partners

Achieve and sustain Zero for Life Build a superior customer experience Reinforce cost containment efforts Enhanced contribution to sustainability What to expect from us Leverage our pricing efforts to recover input cost inflation

La ciudad de los archivos, Oaxaca, Mexico